[Pacific Office Properties Trust, Inc. Letterhead]
January 21, 2016

Via EDGAR and E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tom Kluck, Legal Branch Chief, Office of Real Estate and Commodities
Rahul Patel, Staff Attorney

Re:	Pacific Office Properties Trust, Inc.
Form 10-K for the year ended December 31, 2014 (the “Form 10-K”)
Filed March 13, 2015
File No. 001-09900

Dear Messrs. Kluck and Patel:

This letter sets forth the responses of Pacific Office Properties Trust, Inc. (the “Company”) to the comment letter dated December 22, 2015 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the above-referenced filing. For your convenience, each of the comments in your letter is reproduced below in italicized text and is followed by the Company’s response.
Item 2. Properties

1.
We note from your lease expiration table on page 25 that you have a material amount of leases expiring in each of the next six years. In future Exchange Act periodic reports, please discuss the relationship of market rents and expiring rents. In addition, please compare new rents on second generation leases and renewed leases to prior rent as adjusted for free rent periods.

Response:
In future Exchange Act annual reports, the Company will discuss the relationship between our rents at expiration and market rents, including comparisons of new rents to prior expiring rents.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.
In future Exchange Act periodic reports, please discuss in greater detail your leasing results for the prior period. This disclosure would typically include the amount of vacant space at the beginning of the year and vacant space at end of year with information in regards to new space that came vacant during the period and all space that was filled during the period, including new leases and renewed leases. Please also disclose your leasing costs, including tenant improvement costs and leasing commissions, for both renewals and new leases on a per square foot basis.

U.S. Securities and Exchange Commission
January 21, 2016

Response:
In future Exchange Act periodic reports, the Company will provide 1) disclosure reconciling the total space available for lease at the beginning of the reporting periods presented to the end of the reporting periods presented, including expiring or terminated leases, new and renewed leases and other adjustments, and 2) disclosure summarizing tenant improvement and leasing commission costs, on a per square foot basis, of new and renewed leases for the reporting periods presented.

3.
In future Exchange Act periodic reports, to the extent material, please discuss period to period changes in same store performance. Your disclosure should address the relative impact of occupancy and rent rate changes, and also discuss how you determined the same store pool.

Response:
The Company will, to the extent material, discuss period to period changes in same store performance in future Exchange Act periodic reports, addressing the relative impact of occupancy and rent rate changes, including how the Company determined the same store pool.

4.	In future Exchange Act reports, please disclose the amount of share redemption requests received during the period.

Response:
The Company advises the Staff that it does not have any outstanding shares of capital stock that are redeemable at the option of the holders thereof. As described in Part II, Item 5 of the Form 10-K and in Note 12, “Equity (Deficit) and Earnings (Loss) per Share” to the Consolidated Financial Statements included in the Form 10-K, the Company has three outstanding classes of common stock: Senior Common Stock, Class A Common Stock and Class B Common Stock. The Class A Common Stock is currently quoted in the OTCQB tier of the OTC Markets. As described on page F-26 of the Form 10-K, shares of the Company’s Senior Common Stock may be exchanged, at the option of the holder, for shares of Class A Common Stock after the fifth anniversary of the issuance of such shares of Senior Common Stock. All outstanding shares of Senior Common Stock were issued more than five years ago and are currently exchangeable for shares of Class A Common Stock at the option of the holders thereof. The Company’s Class B Common Stock (of which there are 100 shares outstanding, held by one stockholder of record) has identical voting and dividend rights to the Class A Common Stock, but has no distribution rights upon liquidation.
In addition, as described on page F-26 of the Form 10-K, unless full cumulative dividends on the Senior Common Stock have been paid for all past dividend periods, the Company may not repurchase or redeem any shares of Senior Common Stock or Class A Common Stock unless all outstanding shares of Senior Common Stock are simultaneously repurchased or redeemed. As described on pages 27-28 and 39-40 of the Form 10-K, since May 2013, the Company has paid dividends on the Senior Common Stock at half the stated annualized rate, resulting in accrued and unpaid dividends on the Senior Common Stock totaling $1.5 million in the aggregate as of December 31, 2014.

U.S. Securities and Exchange Commission
January 21, 2016

5.
We note your disclosure on page 34 that your office properties are typically leased to tenants with good credit. In future Exchange Act periodic reports please expand your disclosure to describe how you monitor tenant credit quality.

Response:
In future Exchange Act periodic reports, the Company will expand its disclosure to describe how it monitors tenant credit quality.
* * *
In connection with the foregoing responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to contact me at (808) 521-7444.
Very truly yours,

/s/ Lawrence J. Taff
Lawrence J. Taff
Chief Executive Officer

cc:	Jeremy Heckman, Esq., Barack Ferrazzano Kirschbaum & Nagelberg LLP
Jeffrey Bartlett, Ernst & Young LLP